U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.    Name and Address of Reporting Person:
       Geaorge H. Weyerhaeuser, Jr, PO Box 1278, Tacoma, WA 98401

2.     Issuer Name and Ticker or Trading Symbol:
        Weyerhaeuser Company, WY

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
        08/02

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        ( ) Director     (X) Officer (give title below)     (  ) 10% Owner
        ( ) Other (specify below)

Title: Sr. Vice President
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TABLE I -- Non-Derivative Securities Beneficially Owned

1. Title of Security  2. Trans-   3. Trans-   4. Securities Acquired (A)   5. Amount       6. Owner-  7. Nature
                         action      action      or Disposed of (D)           of              ship       of In-
                         Date        Code                                     Securities      Form       direct
                        (M/D/Y)                                               Beneficially    Direct     Benefic-
                                                                              Owned at        (D)or      ial
                                                                              End of          Indirect   Owner-
                                                 Amount  (A) or (D)  Price    Month           (I)        ship
--------------------  ---------   ----------   ---------------------------  ------------   ----------   ------------

Common Stock           08/21/02       M           7,500       A      39.50
Common Stock           08/21/02       D           7,500       D      55.605          220        D
Common Stock                                                                      44,428        D            (1)
Common Stock                                                                         102        D            (2)
Common Stock                                                                      11,600        I            (3)
Common Stock                                                                      10,096        I            (4)
Common Stock                                                                       6,458        I            (5)

(1)  Shares held in my Revocable Trust.
(2)  Shares held in my IRA account.
(3)  Shares held by my wife directly.
(4) Between April 30, 2002 and July 31, 2002 the reporting person acquired 99 shares of Weyerhaeuser common stock under the Weyerhaeuser Company 401(k) and Performance Share Plans
(5) I am a co-trustee of a trust which holds 51,660 shares of Weyerhaeuser Company common stock of which my children's beneficial interest is 12.5%

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TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date      7. Title and  8. Price  9. Num-   10. Own-   11.  Na-
   Deriv-       sion or    action     action     Derivative    Exer-        and Am-       of        ber of     ership      ture
   ative        Exercise   Date       Code       Securities    cisable      ount of       Deriv-    Deriv-     Form        of In-
   Security     Price of  (M/D/Y)                Acquired      and Ex-      Under-        ative     ative      of De-      direct
                Deriv-                          (A) or Dis-    piration     lying         Secur-    Secur-     rivative    Benef-
                ative                           posed of (D)   Date         Securities    ity       ities      Security:   icial
                Security                                      (M/D/Y)                               Bene-      Direct (D)  Own
                                                                                                    ficially   or Indirect ership
                                                              ----------    -----------             Owned      (I)
                                                              Date   Expir-  Title Amount           at End of
                                                              Exer-  ation         or Number        Month
                                                              cisable Date         of shares

Stock
Appreciation
Right           39.50      08/21/02     M       (D)  7,500    2/7/96  2/7/05 Common   7,500             0         D

Stock Option
(right to buy)  61.25      02/12/02     A  V    (A) 16,500      (1)  2/12/12 Common  16,500          16,500       D

(1)  The option vests in 25% increments beginning February 13, 2003.

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